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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49595

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** _____ AND ENDING **12/31/23** _____
_____ MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Capital Growth Advisors, LLC**

~~SEC Mail Processing~~

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

APR 05 2024

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.) **Washington, DC**

60 E. 42nd Street Suite 4700
_____
(No. and Street)

New York	**New York**	**10165**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Gaffney	**917-710-0938**	James.Gaffney@capgrowthadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC
_____
(Name – if individual, state last, first, and middle name)

325 North Saint Paul St. Ste. 3100	**Dallas**	**TX**	**75201**
(Address)	(City)	(State)	(Zip Code)

09/18/2003	**169**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~James Gaffney~~ _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital Growth Advisors, LLC _____, as of ~~12/31~~ 3 . 28 ~~(G)~~ _____, ~~2023~~ 24 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VICTOR GARCIA
MY COMMISSION # HH 504056
EXPIRES: March 13, 2026

Signature: _____

Title: Managing Partner

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

7



Sanville & Company LLC

Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Capital Growth Advisors LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Capital Growth Advisors LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company, LLC

This is the initial year we have served as the Company's auditor.

Dallas, Texas
March 23, 2024

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Capital Growth Advisors LLC

Statement of Financial Condition

December 31, 2023

ASSETS:
Cash	$	38,429
Accounts Receivable		19,035
Prepaid Fees		26
Total Assets	$	57,490

LIABILITIES AND MEMBERS' EQUITY:

LIABILITIES
Accounts Payable and Accrued Expenses	22,061
Total Liabilities	22,061
MEMBERS' EQUITY	35,429
Total Liabilities and Members' Equity	$ 57,490

The accompanying notes are an integral part of these financial statements.

Capital Growth Advisors LLC

Notes to Financial Statements
December 31, 2023

1. Organization

Capital Growth Advisors LLC is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The company's primary business is to provide consulting services to investment management firms relating to the business development efforts of those firms.

2. Accounting Principles and Policies

Cash
Cash consists of deposits in checking and savings accounts with a commercial bank. Balances in these accounts may exceed federally insured limits from time to time.

Accounts receivable
Management believes that all accounts receivable as of December 31, 2023, are fully collectible. Therefore, no allowance for doubtful accounts is necessary.

Revenue recognition
Placement fees
The Company introduces investors to investment management firms and receives fees expressed as a percentage of the total capital contributed to the investment manager. The Company recognizes these fees at the time the Company has successfully completed its performance obligations.

Fee sharing revenues
The Company earns ongoing fees for investors it has referred to investment management firms and receives on a percentage basis management and incentive fees earned by investment managers from the investors the Company has introduced. The Company recognizes these fees at the time these fees can be determined and a significant reversal will not occur.

Consulting fees
The Company provides business development advice to investment management firms and charges fixed fees over the term of the contract. The Company recognizes consulting fees over the period in which these services are rendered as the services rendered by the Company are considered to have been consumed by the investment manager.

Capital Growth Advisors LLC

Notes to Financial Statements
December 31, 2023

Platform fees
Platform fees are annual charges to the Company's registered representatives to compensate the Company for regulatory and compliance services rendered.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company does not always know the amount of its earnings in the period from when these arrangements occur until when the fees are paid. Management has estimated the amount of fees earned through December 31, 2023, based upon the information available as of the preparation of these financial statements. Actual results could differ materially from those estimates.

Income taxes
As a limited liability company, the company is not a taxpaying entity for federal or state income tax purposes, and thus no federal or state income tax expense has been recorded in the statements. Income of the company is taxed to the members on their individual tax returns. The Company is subject to the New York City Unincorporated Business Tax. The Company is subject to examination and adjustment of its Unincorporated Business Tax for the years subsequent to 2016, or for years subsequent to 2011 if the examination successfully asserts an understatement of gross income that exceeds 25% of the gross income reported in the original return. Certain items of income and expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes, primarily cash versus accrual basis accounting, resulting in deferred income taxes.

3. Concentrations of Risk

For the year ended December 31, 2023, the top three of the Company's clients accounted for approximately 61% of the Company's revenue and one client accounted for 94% of the Company's year end accounts receivable.

The Federal Deposit Insurance Corporation (FDIC) insures up to $250,000 of deposits maintained at any one member financial institution. During the year, the Company's deposit balance did not exceed $250,000 based on bank records.

4

Capital Growth Advisors LLC

Notes to Financial Statements
December 31, 2023

4. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2023, the Company had net capital of $31,596 which was $26,596 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.70 to 1 at December 31, 2023.